As filed with the Securities and Exchange Commission on April 30, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

FOMENTO ECONÓMICO MEXICANO S.A.B. DE C.V.

(formerly known as Fomento Económico Mexicano S.A. de C.V.)

(Exact name of issuer of deposited securities as specified in its charter)

MEXICAN ECONOMIC DEVELOPMENT
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing (i) from and after February 11, 2004 to (but excluding) the Conversion Date, ten (10) Units, each Unit consisting of one (1) B share, two (2) D-B Shares and two (2) D-L Shares, each having no par value, and (ii) from and after the Conversion Date, thirty (30) B Shares and twenty (2) L Shares, each having no par value, of Fomento Económico Mexicano, S.A.B. de C.V.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$307.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-112342).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of February 11, 2004, as further amended and restated as of _________, 2007, among Fomento Económico Mexicano, S.A.B. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. -Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for (i) from and after February 11, 2004 to (but excluding) the Conversion Date, ten (10) Units, each Unit consisting of one (1) B share, two (2) D-B Shares and two (2) D-L Shares, each having no par value, and (ii) from and after the Conversion Date, thirty (30) B Shares and twenty (2) L Shares, each having no par value, of Fomento Económico Mexicano, S.A.B. de C.V.

By:  The Bank of New York,
       As Depositary

By:  Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Fomento Económico Mexicano, S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Monterrey, Mexico on April 30, 2007.

Fomento Económico Mexicano, S.A.B. de C.V.

By:  /s/ Javier Astaburuaga Sanjines
Name:  Javier Astaburuaga Sanjines
Title:    Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Carlos E. Aldrete Ancira and Marco Antonio Mascarua Galindo, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 30, 2007.

___________________________ Name: Eugenio Garza Lagüera Director	/s/ Donald J. Puglisi Name: Donald J. Puglisi Authorized U.S. Representative
/s/ Bárbara Garza de Braniff Name: Bárbara Garza de Braniff Director	/s/ Rosa María Hinojosa Name: Rosa María Hinojosa Principal Accounting Officer
/s/ José Calderón Rojas Name: José Calderón Rojas Director	/s/ Javier Astaburuaga Sanjines Name: Javier Astaburuaga Sanjines Principal Financial Officer
__________________________ Name: Consuelo Garza de Garza Director	/s/ José Antonio Fernandez Carbajal Name: José Antonio Fernandez Carbajal Chairman and Principal Executive Officer
/s/ Max Michel Suberville Name: Max Michel Suberville Director	__________________________ Name: Alberto Bailleres Director
/s/ Francisco Javier Fernández Carbajal Name: Francisco Javier Fernández Carbajal Director	__________________________ Name: Ricardo Guajardo Touché Director
/s/ Alfredo Livas Cantú Name: Alfredo Livas Cantú Director	__________________________ Name: Roberto Servitje Sendra Director
/s/ Carlos Salguero Name: Carlos Salguero Director	/s/ Paulina Garza de Marroquín Name: Paulina Garza de Marroquín Director
/s/ José Manuel Canal Hernando Name: José Manuel Canal Hernando Director	__________________________ Name: Alexis E. Rovzar de la Torre Director
/s/ Armando Garza Sada Name: Armando Garza Sada Director	__________________________ Name: Lorenzo H. Zambrano Treviño Director
/s/ Helmut Paul Name: Helmut Paul Director	/s/ Robert E. Denham Name: Robert E. Denham Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of February 11, 2004, as further amended and restated as of _________, 2007, among Fomento Económico Mexicano, S.A.B. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.